February 24, 2025

Brad O'Connor
Chief Financial Officer
Hovnanian Enterprises, Inc.
90 Matawan Road
Fifth Floor
Matawan, NJ 07747

       Re: Hovnanian Enterprises, Inc.
           Form 10-K for the year ended October 31, 2024
           File No. 001-8551
Dear Brad O'Connor:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction